

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited
19th Floor, Building No. 5
DLF Cyber City
Gurugram, India 122002

> **Re: MakeMyTrip Limited**
> **Schedule TO-I Filed January 17, 2024**
> **File No. 005-85619**

Dear Mohit Kabra:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed January 17, 2024

General

1. We note your disclosure on page 1 of the Repurchase Right Notice that the Expiration Date is *5:00 p.m.*, New York City time, on Tuesday, February 13, 2024. Please revise the Repurchase Right Notice so that the Repurchase Right is open for 20 *full* business days in compliance with Rule 14e-1(a). In this respect, Rule 13e-4(a)(3) defines the term "business day" to mean "any day, other than Saturday, Sunday, or a federal holiday, and shall consist of the time period *from 12:01 a.m. through 12:00 midnight Eastern Time*" (emphasis added). Please also make corresponding changes to the disclosure regarding withdrawals of Repurchase Right exercises, such as shown on page 7 of the Repurchase Right Notice under "Until what time may I withdraw my previous exercise of the Repurchase Right?"

2. At the top of page 5 of the Repurchase Right Notice, you state that the information in the Summary Term Sheet "is not complete." While a summary term sheet is necessarily a

condensed version of the disclosure that appears elsewhere in the offer materials, it should describe all of the most material terms of the proposed transaction. See Item 1 of Schedule TO and Item 1001 of Regulation M-A. Please modify this disclosure to avoid characterizing the Summary Term Sheet as incomplete.

Right of Withdrawal, page 13

3. Refer to the following disclosure made on page 14 of the Repurchase Right Notice: "Holders are advised that if they timely surrender Notes for purchase under the Repurchase Right, they are also permitted to withdraw such Notes on Thursday, March 14, 2024 (New York City time) in the event that we have not yet accepted the Notes for payment as of that time." It does not appear that March 14, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of the Repurchase Right. Please revise or advise.

4. Refer to the following statement made on page 14 of the Repurchase Right Notice: "We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal." Please revise this statement to include a qualifier that Holders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Plans or Proposals of the Company, page 14

5. The disclosure in this section regarding any plans, proposals, or negotiations of the Company is qualified by (i) any previous public disclosure by the Company and (ii) the materiality of such plans, proposals, or negotiations to a Holder's decision to exercise their Repurchase Right. Please revise this section to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company's plans, proposals, or negotiations. See Instruction E to Schedule TO and Item 1006(c) of Regulation M-A.

Agreements Involving the Company's Securities, page 15

6. The last two sentences of this section are qualified by the materiality of such agreements to the Repurchase Right or the Notes. Please revise these sentences to remove this qualifying language and describe any agreements, arrangements, or understandings between (i) the Company or its directors and executive officers and (ii) any other person with respect to any of the Company's securities, regardless if they are related to the Repurchase Right or not. See Item 5 of Schedule TO and Item 1005(e) of Regulation M-A.

Additional Information, page 17

7. The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.

Mohit Kabra
MakeMyTrip Limited
January 25, 2024
Page 3

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

          Sincerely,

          Division of Corporation Finance
          Office of Mergers & Acquisitions